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January 24, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                     Re: Prudential Bancorp, Inc. of Pennsylvania Registration Statement No. 333-119130

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Prudential Bancorp, Inc. of Pennsylvania (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 be declared effective on Wednesday, January 26, 2004, at 5:00 p.m. Eastern time, or as soon thereafter as is practicable.

Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:  Sandler O'Neill & Partners Corp.,
         the sole general partner


By: /s/Patricia A. Murphy
    -----------------------------------
    Patricia A. Murphy
    Authorized Signatory